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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------
                                AMENDMENT NO. 2
                                      TO
                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                     MERIDIAN POINT REALTY TRUST VIII CO.
                               (Name of Issuer)
                                ---------------
                          EASTGROUP PROPERTIES, INC.
                           EASTGROUP-MERIDIAN, INC.
                     MERIDIAN POINT REALTY TRUST VIII CO.
                      (Names of Persons Filing Statement)
                                ---------------
                   Common Shares, $0.001 par value per share
                 Preferred Shares, $0.001 par value per share
                       (Title of Classes of Securities)
                                ---------------
                                  589954-10-6
                                  589954-20-5
                   (CUSIP Numbers of Classes of Securities)
                                ---------------

       DAVID H. HOSTER II                            ROBERT H. GIDEL
    EastGroup-Meridian, Inc.               Meridian Point Realty Trust VIII Co.
 c/o EastGroup Properties, Inc.                          8th Floor
      300 One Jackson Place                        655 Montgomery Street
     188 East Capitol Street                  San Francisco, California 94111
 Jackson, Mississippi 39201-2195                       (415) 274-1808
         (601) 354-3555

      (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                ---------------
                                with copies to:

     JOSEPH P. KUBAREK, ESQ.                      DENIS F. SHANAGHER, ESQ.
 Jaeckle Fleischmann & Mugel, LLP              Preuss Walker & Shanagher LLP
     800 Fleet Bank Building                             16th Floor
      Twelve Fountain Plaza                           595 Market Street
    Buffalo, New York   14202                 San Francisco, California   94104
          (716) 856-0600                                (415) 978-2600

                                ---------------
   This statement is filed in connection with (check the appropriate box):

   a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

   b. [_] The filing of a registration statement under the Securities Act of 1933.

   c.    [X]   A tender offer.

   d.    [_]   None of the above.


   Check the following box if the soliciting materials or information statement referred to above are preliminary copies. [_]

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                    AMENDED RULE 13E-3 TRANSACTION STATEMENT


          This Amended Rule 13e-3 Transaction Statement (the "Statement") relates to a tender offer by EastGroup-Meridian, Inc., a Missouri corporation (the "Purchaser"), a wholly owned subsidiary of EastGroup Properties, Inc., a Maryland corporation ("EastGroup") of 1,208,693 Common Shares of Meridian Point Realty Trust VIII Co., a Missouri corporation ("Meridian" or the "Company") for $8.50 per share in cash, and 3,132,905 Preferred Shares for $10.00 per share in cash, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of February 18, 1998 (the "Merger Agreement"), a copy of which is filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 filed by the Purchaser with the Securities and Exchange Commission on February 23, 1998 as amended by Amendment No. 1 to Tender Offer Statement on
Schedule 14D-1 filed on March 12, 1998, Amendment No. 2 to Tender Offer Statement on Schedule 14D-1 filed on March 25, 1998, Amendment No. 3 to Tender Offer Statement on Schedule 14D-1 filed on March 27, 1998 and Amendment No. 4 to Tender Offer Statement on Schedule 14D-1 filed on April 23, 1998 (as may further be amended, the "Schedule 14D-1"). The Purchaser and EastGroup filed an Offer to Purchase dated February 23, 1998 (the "Original Offer to Purchase"), a Supplement dated March 24, 1998 to the Offer to Purchase and a revised Supplement dated March 27, 1998 to the Offer to Purchase (the revised Supplement dated March 27, 1998 to the Offer to Purchase is referred to herein as the "Supplement"). The Original Offer to Purchase and the Supplement collectively are referred to as the "Offer to Purchase." This Statement is also filed by the Company, which has filed an Amended and Restated Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9").


Item 5.   Plans or Proposals of the Issuer or Affiliate

          Item 5 is amended by the addition of the following:

          On April 22, 1998, pursuant to the Merger Agreement,
Homer McK. Rees, Richard M. Osborne and Micolyn M. Yalonis resigned as trustees of the Company and three designees of the Purchaser, H.C. Bailey, Jr., David H. Hoster II and Leland R. Speed were appointed as trustees of the Company by the remaining trustees. Christopher J. Doherty, Robert H. Gidel, S. Michael Lucash and Lawrence P. Morris are the remaining trustees of the Company.

          The Purchaser intends to complete the Merger as expeditiously as possible but has not yet determined whether it will exercise the options granted to it pursuant to the Merger Agreement to increase its percentage ownership of Common Shares and Preferred Shares to the 90% level so that a short-form merger can be effected or whether it will cause the Company to call a meeting of its shareholders to approve the Merger, at which meeting the Merger would be approved by a vote of the Shares held by Purchaser without the vote of any other shareholder.

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Item 6.   Source and Amount of Funds or Other Consideration

          Item 6 is amended by the addition of the following:

          The Purchaser used approximately $41.6 million to purchase the Common Shares and Preferred Shares tendered pursuant to the Offer. The Purchaser obtained such funds from EastGroup. EastGroup financed the transaction using its revolving credit facilities with Deposit Guaranty National Bank, Jackson, Mississippi. The credit facilities bear interest at a rate of LIBOR plus 1.40%.



Item 10.  Interest in Securities of the Issuer

          Item 10 is amended by the addition of the following:

          The Offer expired at 5:00 p.m. New York City Time, on Friday, April 17, 1998. Based on a preliminary count, a total of approximately 1,208,693 Common Shares and 3,132,905 Preferred Shares were tendered pursuant to the Offer. All properly tendered Shares were purchased on Wednesday, April 22, 1998 in accordance with the terms of the Offer. The Common Shares tendered and purchased constitute approximately 70.7% of the outstanding Common Shares and the Preferred Shares tendered and purchased plus the Preferred Shares already owned by the Purchaser constitute approximately 87.3% of the outstanding Preferred Shares.


Item 17.  Material to be Filed as Exhibits

          Item 17 is amended by the addition of the following:

(d)(15) Press Release dated April 20, 1998.

                                      -3-
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                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 23, 1998       EASTGROUP PROPERTIES, INC.



                              By:  /s/ N. Keith McKey
                                 ------------------------------------------
                                    Name:     N. Keith McKey
                                    Title:    Executive Vice President



                              EASTGROUP-MERIDIAN, INC.



                              By:  /s/ N. Keith McKey
                                 ------------------------------------------
                                    Name:     N. Keith McKey
                                    Title:    Vice President


                              MERIDIAN POINT REALTY TRUST VIII CO.



                              By:  /s/ Robert H. Gidel
                                 ------------------------------------------
                                    Name:     Robert H. Gidel
                                    Title:    Chief Executive Officer

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